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EXHIBIT 99.9 - ANNOUNCEMENT OF FILING REGISTRATION STATEMENT


                                Contact:  Martin Lynch
                                          (323) 869-7746
                                          marty.lynch@smartandfinal.com

                                          Lisa van Velthuyzen
                                          (323) 869-7608
                                          lisa.van-velthuyzen@smartandfinal.com



                            SMART & FINAL ANNOUNCES
                     FILING OF S-3 REGISTRATION STATEMENT

             IMPORTANT ANNOUNCEMENT TO THE HOLDERS OF COMMON STOCK
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          LOS ANGELES, CA, APRIL 30, 1999 -- Smart & Final Inc. (NYSE -- SMF)
has filed a Registration Statement on Form S-3 with the SEC for a fixed price Rights Offering. The Company proposes to distribute to holders of its outstanding common stock, at no cost, transferable subscription rights to purchase additional shares of the common stock at a discount to the market price. Holders of the common stock will receive one Right for each share of common stock held by them as of the close of business on the record date, which is expected to be on or around May 12, 1999, or such later date on or after which the Registration Statement becomes effective. The Company expects to provide additional information regarding the Rights Offering, including the subscription price and ratio and the expiration date, in a press release issued on or before the record date.

          As soon as practicable after the record date, the Company expects to mail to current stockholders a final prospectus for the Rights Offering accompanied by a subscription warrant and related explanations for exercising or selling the rights. The prospectus will contain a description of the Rights Offering and other information. If these do not arrive within a reasonable time after the record date, stockholders should notify ChaseMellon Shareholder Services, L.L.C., at 450 W. 33rd Street, 14th Floor, New York, NY 10001 or telephone (800) 414-2879. Banks and brokers may call collect at (212) 273-8080.


          The Registration Statement relating to the Rights and the underlying common stock has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This notice shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such Rights or common stock in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                                    -more-
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Page 2-2-2-2

Filing S-3 Registration Statement


          Although the Company has not yet commenced the Rights Offering and shareholders are not required to take any action at this time, shareholders should be prepared to act promptly or to have someone authorized to act for them when you receive their subscription warrant. Whether or not shareholders wish to exercise or sell their Rights, they should note that in order to validly exercise Rights, the proper subscription form, and the full payment of the subscription price for all shares sought to be purchased (including clearance of any personal or uncertified checks), must actually be received by ChaseMellon Shareholder Services, L.L.C. before the Rights Offering expires.

          Founded in 1871 in downtown Los Angeles, Smart & Final Inc. operated 216 warehouse grocery stores in California, Oregon, Washington, Florida, Arizona, Nevada, Idaho and Northern Mexico at the end of the 1999 first quarter. The Company also operates two foodservice distribution companies in northern California and Florida. Sales for fiscal year 1998 were $1.7 billion. For more information, visit the Company's website at www.smartandfinal.com.
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